Exhibit 99.1

Provident Announces April Cash Dividend and Presentation
at the CIBC Energy & Infrastructure Conference

News Release 10-11
April 7, 2011

All values are in Canadian dollars unless otherwise indicated.

CALGARY, ALBERTA - Provident Energy Ltd. (Provident) (TSX-PVE; NYSE-PVX) is pleased to announce its April cash dividend of $0.045 per share is payable on May 13, 2011 and will be paid to shareholders of record on April 20, 2011. The ex-dividend date will be April 18, 2011. Provident’s 2011 annualized dividend rate is $0.54 per common share. Based on the current annualized dividend rate and the TSX closing price on April 6, 2011 of $8.76, Provident’s yield is approximately 6 percent.

For shareholders receiving their dividends in U.S. funds, the April 2011 cash dividend will be approximately US$0.05 per unit based on an exchange rate of 1.0430. The actual U.S. dollar dividend will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

CIBC Energy and Infrastructure Conference

Provident also announced that Doug Haughey, President and Chief Executive Officer, will be presenting at the CIBC Energy and Infrastructure Conference in Toronto, Ontario on Tuesday, April 12, 2010 at 11:05 a.m. eastern time. A link to the webcast and a copy of the presentation will be available on the Provident’s website at www.providentenergy.com/investor/presentations.cfm

Provident Energy Ltd. is a Calgary-based corporation that owns and manages a natural gas liquids midstream business. Provident’s Midstream facilities are strategically located in Western Canada and in the premium NGL markets in Eastern Canada and the U.S. Provident provides monthly cash dividends to its shareholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE and PVX, respectively.

This news release contains certain forward-looking statements concerning Provident, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute “forward-looking statements” or “forward-looking information” under applicable securities legislation. Such statements or information involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect.  In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, capital and other expenditures, and project development activities.

Although Provident believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Provident can give no assurance that such expectations will prove to be correct.  Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking statements or information.

The forward-looking statements or information contained in this news release are made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Investor and Media Contact: Glen Nelson Investor Relations Phone (403) 231-6710 Email: info@providentenergy.com	Corporate Head Office: 2100, 250 –2nd Street SW Calgary, Alberta T2P 0C1 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 264-5820 www.providentenergy.com